FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 November 2003
By:

	Name: Title:	Mr W J Jacobsz Senior Vice President: Investor Relations and Corporate Affairs

26 November 2003

Gold Fields and Mvela announce details of structure and terms of groundbreaking empowerment deal

Johannesburg, Wednesday 26 November 2003. Gold Fields Limited (Gold Fields) (JSE and NYSE: GFI) and Mvelaphanda Resources Limited (Mvela) today announced the full details of their agreement in terms of which Mvela Gold, a wholly-owned subsidiary of Mvela Resources, will effectively acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields namely the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4 139 million. This follows an initial joint cautionary announcement dated 10 June 2003, and three subsequent joint cautionary announcements.

Gold Fields will create a wholly owned subsidiary, GFI Mining South Africa (GFI-SA) which will acquire the gold mining assets of the Beatrix, Driefontein and Kloof mines as well as ancillary assets. Mvela Gold will advance a loan of R4 139 million to GFI-SA, financed by way of commercial bank debt of R1 349 million, mezzanine finance of R1 100 million, and the balance of R1 690 million raised by Mvela Resources through an issue of ordinary shares, which includes R100 million of equity which Gold Fields will subscribe for at the book-build price. At the end of five years the loan will be repaid and Mvela Gold will subscribe for 15% of GFI-SA.

Ian Cockerill, Chief Executive Officer of Gold Fields notes, “This transaction not only satisfies the significant ownership requirement of the Mining Charter, but has been undertaken on commercial terms and for fair value so that it will benefit all shareholders. This will allow Gold Fields to use the funds received in payment to further the growth of our operations.”

States Tokyo Sexwale, Chairman of Mvela Resources, “This transaction is a major milestone for transformation in South Africa, cementing Mvela’s position at the forefront of the transformation of the South African mining industry. We, together with Gold Fields, are committed to this transformation at all levels and will proactively work together to address the broader requirements of the Mining Charter to achieve this transformation.”

Mvela director Bernard van Rooyen added, “Significantly, turning to the creation of value in this transaction, by having direct proximity to cash flows, Mvela shareholders will now gain leveraged exposure to Gold Fields’ world-class and well-managed gold assets, with limited recourse to the Mvela balance sheet.”

This transaction fulfils the three key principles originally specified by the companies, that the transaction:

•	must be sustainable over time
•	should lead to meaningful and lasting black economic empowerment and value creation, and
•	should have limited recourse to the Gold Fields’ balance sheet

In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold will have the right to appoint two nominees out of a maximum of seven to the GFI-SA board, and will also be entitled to appoint two members to each of GFI-SA’s Operations Committee and Transformation Committee, which will be established to monitor compliance with the Mining Charter.

Mvela Resources has announced that it intends to be a long-term investor in Gold Fields and has accordingly undertaken not to dispose of its empowerment interest for at least five years. Following this, the empowerment interest may be exchanged for new ordinary shares in Gold Fields. Furthermore, Mvela Resources has undertaken to facilitate the participation of a broad-based black economic empowerment consortium in the transaction. Such a consortium is expected to comprise community-based development trusts, broad-based empowerment mining companies, and women and youth empowerment groupings. Mvela has undertaken to issue 7.5 million five-year warrants to a BEE trust, in order to provide assistance for those groupings which lack the resources for equity participation. Each warrant will be convertible into ordinary shares at an issue price of R35.

This transaction is subject to certain conditions being met, including approval by the shareholders of both Gold Fields and Mvela Resources of the necessary resolutions.

Phumzile Mlambo-Ngcuka, South African Minister of Minerals and Energy, noted today that this transaction reflects the recognition by both Gold Fields and Mvela Resources of the need to transform the economy of South Africa and to increase the interests of historically disadvantaged South Africans (HDSAs) in traditional mining house ownership structures. “Mvela and Gold Fields have gone a long way in ensuring that this transaction encompasses the spirit and the letter of the Mining Charter on a commercially sustainable basis for both companies,” she said.

Background:
Mvelaphanda Resources is a broadly based empowerment company controlled by Mvelaphanda Holdings (Proprietary) Limited. The direct and indirect shareholders and beneficiaries in Mvela Resources include numerous established broad-based black economic empowerment (BEE) investment companies, several trusts representing various historically disadvantaged individuals and companies, several community based trusts and local charities.

Gold Fields Limited is one of the world’s largest gold producers, operating in three key gold mining countries, South Africa, Ghana and Australia. The company, which employs 48,000 people worldwide, produces more than 4 million ounces of gold annually. Gold Fields is listed on the JSE Securities Exchange and the London Stock Exchange, among others and its American Depository Shares are listed on the New York Stock Exchange.

ends

Detailed information on the structure of the transaction is available in the cautionary announcement published on the Gold Fields website: www.goldfields.co.za. A presentation will be held today, Thursday 26 November at 17:00 at the Glenhove Conference centre, 52 Glenhove Road, Melrose and will be webcast simultaneously on the Gold Fields website

Disclaimer:
This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities in United Kingdom, the United States, South Africa or any other jurisdiction, or investment advice. This announcement does not constitute an offer to sell or the solicitation of an offer to buy or acquire ordinary shares in Mvelaphanda Resources in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation is unlawful. The ordinary shares of Mvelaphanda Resources have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States.

For further information, contact: Gold Fields: Willie Jacobsz : Cheryl Martin :	Tel : +27 11 644 2460 ; +27 82 493 1377 Tel : +1 303 796 8683

Mvela Resources: Mark Willcox: Bernard van Rooyen: Mikki Xayiya	Tel: +27 82 823 6666 Tel: +27 82 659 1421 Tel: +27 82 888 1085